Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Six Months Ended June 30, 2004
	(millions of dollars)

RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:	
Net income	$ 311
Income taxes	165
Fixed charges, as below	100
Total earnings, as defined	$ 576
Fixed charges, as defined:	
Interest charges	$ 91
Rental interest factor	4
Capitalized interest	5
Total fixed charges, as defined	$ 100
Ratio of earnings to fixed charges	5.76

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:	
Net income	$ 311
Income taxes	165
Fixed charges, as below	100
Total earnings, as defined	$ 576
Fixed charges, as defined:	
Interest charges	$ 91
Rental interest factor	4
Capitalized interest	5
Total fixed charges, as defined	$ 100
Non-tax deductible preferred stock dividends	1
Ratio of income before income taxes to net income	1.53
Preferred stock dividends before income taxes	2
Combined fixed charges and preferred stock dividends	$ 102
Ratio of earnings to combined fixed charges and preferred stock dividends	5.65